SUBJECT TO COMPLETION DATED   , 2017

PRELIMINARY PROSPECTUS

10,600,000 Shares



Select Energy Services, Inc.

CLASS A COMMON STOCK

This is the initial public offering of the Class A common stock of Select Energy Services, Inc., a Delaware corporation. We are offering 10,600,000 shares of our Class A common stock. No public market currently exists for our Class A common stock. We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Please see "Risk Factors" and "Summary—Emerging Growth Company Status."

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol "WTTR."

We anticipate that the initial public offering price of our Class A common stock will be between $15.00 and $18.00 per share.

Investing in our Class A common stock involves risks. Please see "Risk Factors" beginning on page 23 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to us
Per share	$	$	$
Total	$	$	$

(1) We refer you to "Underwriting" beginning on page 147 of this prospectus for additional information regarding underwriting compensation.

The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 1,590,000 additional shares of Class A common stock on the same terms and conditions set forth above if the underwriters sell more than 10,600,000 shares of Class A common stock in this offering. We will not receive any proceeds from the sale of shares by the selling shareholders in connection with the exercise of the underwriters' option.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about   , 2017.

Credit Suisse	**FBR**	**Wells Fargo Securities**

BofA Merrill Lynch	**Citigroup**	**J.P. Morgan**
Deutsche Bank Securities		**RBC Capital Markets**

**Simmons & Company International,
Energy Specialists of Piper Jaffray**

The date of this prospectus is   , 2017.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Before deciding to invest in our Class A common stock, you should carefully read the entire prospectus, including in particular, "Risk Factors," "Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes included elsewhere in this prospectus. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus.

The information presented in this prospectus assumes an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus). In this prospectus, unless the context otherwise requires, references to the "Company," "we," "our," "us" or similar terms refer (1) prior to the consummation of the transactions described under "Organizational Structure" to Select Energy Services, LLC, or Select LLC, and SES Holdings, LLC, or SES Holdings, and their consolidated subsidiaries, and (2) after the transactions described under "Organizational Structure," to Select Energy Services, Inc., or Select Inc., and its consolidated subsidiaries.

Except as otherwise indicated, all information contained in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of Class A common stock and excludes Class A common stock reserved for issuance under our equity incentive plan.

Company Overview

We are a leading provider of total water solutions to the U.S. unconventional oil and gas industry. Within the major shale plays in the United States, we believe we are a market leader in sourcing and transfer of water (both by permanent pipeline and temporary pipe) prior to its use in drilling and completion activities associated with hydraulic fracturing or "fracking," which we collectively refer to as "pre-frac water services." In most of our areas of operations, we provide complementary water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback, hauling and disposal. Our services are necessary to establish and maintain production of oil and gas over the productive life of a horizontal well. Water and related services are increasingly important as oil and gas exploration and production ("E&P") companies have increased the complexity and completion intensity of horizontal wells (including the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water and proppant use per foot of lateral) in order to improve production and recovery of hydrocarbons. Historically, we have generated a substantial majority of our revenues through providing total water solutions to our customers. We provide our services to major integrated and large E&P companies, who typically represent the largest producers in each of our areas of operations.

Water is essential to the development and completion of unconventional oil and gas wells, where producers rely on fracking to stimulate the production of oil and gas from dense subsurface rock formations. Prior to the fracking process, we source, transfer, provide containment of and treat the water used by our customers in the well completion process. The fracking process involves the injection of significant amounts of water and proppants (typically sand) under high pressure, through a cased and cemented wellbore into targeted subsurface formations thousands of feet underground to fracture the surrounding rock. The fractures created allow hydrocarbons to flow into the wellbore for extraction. After the water is pumped into the well, it returns to the surface over time. Ten to fifty percent of the water returns as flowback during the first several weeks following the well completion process, and a large percentage of the remainder, as well as pre-existing water in the formation, returns to the surface as produced water over the life of the well. After the fracking process is completed, we provide a variety of services related to flowback and produced water and fluids that complement oil and gas completion and production activities.

Technology.   We are committed to technology and product innovation. As such, we believe we are the industry leader in developing and applying technological solutions to provide value, precision and convenience to our clients. We developed AquaView®, a suite of proprietary monitoring and automation devices and related services that remotely and accurately measure and monitor water assets in real time. We also developed AquaLogic™, which consists of proprietary methods to remotely and automatically control and manage water transfer operations. These service offerings allow for more efficient, safer performance at an affordable cost for our customers, and we believe this is a competitive advantage in capturing and retaining business. We will continue to invest in technology in order to maintain our position as one of the leading water solutions providers, manage our costs of goods sold and improve gross margins.

Experienced Management Team with Significant Equity Ownership.   Our management team has an extensive track record in the oilfield services industry with an average of over 20 years of oilfield services experience. Our Chief Executive Officer, John Schmitz, has a decades-long history of founding and building successful oilfield service companies. The majority of our management team has worked together since SES Holdings' formation in July 2008. Further, our management team has significant equity ownership which aligns their incentives with the other equity owners of the business. Following this offering, management will own an approximate 17.1% indirect economic interest in us. In addition, following this offering, funds controlled by Crestview Partners II GP, L.P. ("Crestview GP") and managed by Crestview Advisors, L.L.C. ("Crestview Partners"), a private equity firm focused on long-term, proprietary investments that manages over $7 billion of aggregate commitments, will own an approximate 28.9% economic interest in us. We believe we have benefited from Crestview Partners' investment in our business and expect to continue to benefit from their ongoing involvement in the business following this offering.

Financial Strength and Flexibility.   Following the closing of this offering, we expect to have a strong credit profile and approximately $201.3 million in total liquidity, including cash on hand and $83.9 million of availability under our credit facility. Our low leverage and sufficient available liquidity will enable us to fund our business and selectively pursue accretive acquisitions and organic growth opportunities as they arise.

Strong Focus on Operational Safety and Environmental Stewardship.   We maintain a culture that prioritizes safety, the environment and our relationship with the communities in which we operate. We place a strong emphasis on the safe execution of our operations, including safety training for our employees and the development of a variety of safety programs designed to make us a market leader in safety standards. In addition, we work closely with federal, state and local governments and community organizations to help ensure that our operations comply with legal requirements and community standards. We believe that our customers will select their service providers based in part on the quality of their safety and compliance records, and therefore, we will continue to make significant investments to be a market leader in this area.

Our Business Strategies

Our primary objective is to provide superior returns to our stockholders as a leading provider of total water solutions to E&P companies operating in the major shale plays in the United States. We believe we will be able to achieve this objective by executing on the following strategies.

Capitalize on the Recovery in Activity in Unconventional Resource Plays.   Water is essential, and increasingly important, to the development and completion of oil and gas wells in the major shale plays that we serve in the United States. Due to our strategic positioning in what we believe to be core acreage in the shale plays, we believe we are well situated to benefit from the anticipated increase in drilling and completion activity as commodity prices rise from their recent lows. Furthermore, we believe the industry trends discussed above will drive growth in demand for total water solutions that personnel through personal, professional and job-specific training and to invest selectively in technologies that we believe will enhance the breadth and quality of our service offerings.

Maintain Financial Strength and Flexibility.   We will seek to maintain a conservative balance sheet, which allows us to better react to changes in commodity prices and related demand for our services, as well as overall market conditions. As of the closing of this offering, we expect to have no borrowings outstanding and $83.9 million available under our credit facility, which is scheduled to mature in 2020. We believe this borrowing capacity, along with our cash flow from operations and the proceeds from this offering, will provide us with sufficient liquidity to execute the business strategies discussed above.

Recent Developments

Permian Acquisition.   On March 10, 2017, we completed an acquisition (the "Permian Acquisition") of Gregory Rockhouse Ranch, Inc. and certain other affiliated entities and assets (collectively, the "GRR Entities"). The GRR Entities provide water and water-related services to E&P companies in the Permian Basin and own and have rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin. The total consideration we paid for this acquisition was approximately $56.5 million, with $51 million paid in cash and $5.5 million paid in shares of Class A common stock, subject to customary post-closing adjustments. We funded the cash portion of the consideration for the Permian Acquisition with $17 million of cash on hand and $34 million of borrowings under our credit facility, which we expect to repay with a portion of the net proceeds of this offering. We believe this acquisition will significantly enhance our position in the Permian Basin.

144A Offering.   On December 20, 2016, we completed a private placement to qualified institutional buyers, accredited investors and certain foreign investors (collectively, the "144A Investors") of 16,100,000 shares of our Class A-1 common stock, par value $0.01 per share, for gross proceeds of $322,000,000 (net proceeds of $297.2 million), pursuant to which FBR Capital Markets & Co. ("FBR") acted as initial purchaser and placement agent (the "144A Offering"). The shares of Class A-1 common stock that are convertible into shares of Class A common stock that will be sold in this offering by certain of the 144A Investors will be automatically converted to Class A common stock on a one-for-one basis immediately prior to the closing of this offering or any closing of the underwriters' option to purchase additional shares, as applicable. All other shares of Class A-1 common stock will automatically convert to Class A common stock upon the effectiveness of a registration statement filed to permit resales of shares purchased in the 144A Offering, which we expect to occur within 60 days of the closing of this offering. For more information on the 144A Offering, please read "Description of our Capital Stock—Class A-1 Common Stock."

Risk Factors

An investment in our Class A common stock involves a number of risks. You should carefully consider, in addition to the other information contained in this prospectus (including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes), the risks described in "Risk Factors" before investing in our Class A common stock. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. You could lose part or all of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. You should read the section titled "Forward-Looking Statements" for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

The diagram below depicts our simplified organizational structure immediately following this offering assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock:



Existing Owners of Class A common stock
Investors in this Offering
Legacy Owner Holdco
144A Investors
Class A common stock
• 5.9% of voting power
• 5.9% of economics
Class A common stock
• 15.3% of voting power
• 15.3% of economics
Class B common stock
• Voting rights only
• One vote for each SES Holdings LLC Unit held
• 55.5% of voting power
Class A-1 common stock
• 23.3% of voting power
• 23.3% of economics
SES Holdings LLC Units
• 55.5% ownership interest
• Not publicly traded
• Economic rights only
• Exchangeable together with Class B common stock for Class A common stock on a 1:1 basis
Select Energy Services, Inc.
SES Holdings LLC Units
• 44.5% ownership interest
• Sole managing member
SES Holdings, LLC (SES Holdings)
100%
100%
100%
Peak Oilfield Services, LLC
Affirm Oilfield Services, LLC
Select Energy Services LLC (Select LLC)
Operating Subsidiaries

Our Relationship with Crestview Partners

Following this offering, funds controlled by Crestview GP will indirectly own (i) 3,802,972 shares of our Class A common stock, which will represent approximately 5.5% of the economic interests in us and 5.5% of our voting power (approximately 5.5% and 5.5%, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and (ii) indirectly through Legacy Owner Holdco, SES Holdings LLC Units and shares of our Class B common stock, which will represent approximately 23.4% of the economic interests in SES Holdings and 23.4% of our

voting power (approximately 23.3% and 23.3%, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). For more information on our reorganization and the ownership of our common stock by our principal and selling shareholders, see "Organizational Structure" and "Principal and Selling Shareholders."

Founded in 2004, Crestview Partners is a value-oriented private equity firm focused on the middle market. The firm is based in New York and manages funds with over $7 billion of aggregate capital commitments. The firm is led by a group of partners who have complementary experience and distinguished backgrounds in private equity, finance, operations and management. Crestview Partners' senior investment professionals primarily focus on sourcing and managing investments in each of the specialty areas of the firm: media, energy, financial services and industrials.

Emerging Growth Company Status

We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the "Securities Act," for complying with new or revised accounting standards.

We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act. We will cease to be an "emerging growth company" upon the earliest of: (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenues; (ii) the date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Risks Related to the Offering and our Class A Common Stock—Since we expect to be an "emerging growth company," we will not be required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors."

General Corporate Information

Our principal executive offices are located at 1820 North I-35, P.O. Box 1715, Gainesville, Texas 76241, and our telephone number at that address is (940) 668-0259. Our website address is www.selectenergyservices.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Class A common stock offered by us . . . . 10,600,000 shares.

Class A common stock to be outstanding immediately after completion of this offering . . . . 14,677,970 shares (16,239,357 shares if the underwriters' option to purchase additional shares is exercised in full).

Any shares of Class A-1 common stock that are convertible into shares of Class A common stock that will be sold in this offering by certain of the 144A Investors will be automatically converted to Class A common stock on a one-for-one basis immediately prior to the closing of this offering or any closing of the underwriters' option to purchase additional shares, as applicable.

If all outstanding SES Holdings LLC Units held by Legacy Owner Holdco were exchanged (along with a corresponding number of shares of our Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis and all outstanding shares of Class A-1 common stock were converted to newly issued shares of Class A common stock on a one-for-one basis, 69,240,511 shares of Class A common stock would be outstanding (regardless of whether the underwriters' option to purchase additional shares is exercised).

Option to purchase additional shares . . . . The selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,590,000 additional shares of our Class A common stock.

Class A-1 common stock to be outstanding after this offering . . . . 16,100,000 shares (14,828,000 shares if the underwriters' option to purchase additional shares is exercised in full).

Class B common stock to be outstanding after this offering . . . . 38,462,541 shares (38,173,154 shares if the underwriters' option to purchase additional shares is exercised in full) or one share for each SES Holdings LLC Unit held by Legacy Owner Holdco immediately following this offering. Shares of our Class B common stock have voting rights but no economic rights. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock . . . . 21.2% (or 100% if all outstanding SES Holdings LLC Units held by Legacy Owner Holdco are exchanged (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis and all outstanding shares of Class A-1 common stock converted to newly issued shares of Class A common stock on a one-for-one basis).

Voting power of Class A-1 common stock	23.3% (or 0% if all outstanding shares of Class A-1 common stock converted to newly issued shares of Class A common stock on a one-for-one basis).
Voting power of Class B common stock	55.5% (or 0% if all outstanding SES Holdings LLC Units held by Legacy Owner Holdco are exchanged (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Use of proceeds	We expect to receive approximately $161.7 million of net proceeds from the sale of the Class A common stock offered by us, based upon the assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $10.0 million.
	We intend to contribute all of the net proceeds we receive from this offering to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings intends to use the net proceeds in the following manner: (i) $34 million will be used to repay borrowings incurred under our credit facility to fund the cash portion of the purchase price of the Permian Acquisition; (ii) $10.7 million will be used for the cash settlement of outstanding phantom units at SES Holdings; (iii) approximately $5 million will be used for growth capital expenditures in the Bakken, including the expansion of the Bakken Pipeline systems; and (iv) the balance will be used for general corporate purposes, including other organic and acquisition growth opportunities.
	We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders in connection with the exercise of the underwriters' over-allotment option.
Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
	Each share of our Class A-1 common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
	Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
	Holders of our Class A common stock, Class A-1 common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law, by our amended and restated certificate of incorporation or with respect to matters considered at a special election meeting and certain related matters contemplated by our registration rights agreement entered into in connection with the 144A Offering. See "Description of Capital Stock."

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

We do not expect to pay any dividends to the holders of the Class A common stock offered hereby in the foreseeable future and the availability and timing of future dividends, if any, is uncertain.

We currently intend to retain future earnings, if any, to finance the expansion of our business, including the repayment of our debt, and do not expect to declare or pay any dividends on our Class A common stock in the foreseeable future. Our credit facility places certain restrictions on the ability of us and our subsidiaries to pay dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering. We may amend our credit facility or enter into new debt arrangements that also prohibit or restrict our ability to pay dividends on our Class A common stock.

Subject to such restrictions, our board of directors will determine the amount and timing of stockholder dividends, if any, that we may pay in future periods. In making this determination, our directors will consider all relevant factors, including the amount of cash available for dividends, capital expenditures, covenants, prohibitions or limitations with respect to dividends, applicable law, general operational requirements and other variables. We cannot predict the amount or timing of any future dividends you may receive, and if we do commence the payment of dividends, we may be unable to pay, maintain or increase dividends over time. Therefore, you may not be able to realize any return on your investment in our Class A common stock for an extended period of time, if at all. Please read "Dividend Policy."

Investors in this offering will experience immediate and substantial dilution of $9.41 per share.

Based on an assumed initial public offering price of $16.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $9.41 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $7.09 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

If certain conditions are not met, Special Stock Dividends may accrue on the outstanding shares of our Class A-1 common stock which would be dilutive to the holders of our Class A common stock and Class B common stock.

If we fail to file the resale shelf registration statement for the benefit of the 144A Investors by April 30, 2017 or to cause such resale shelf registration statement to go effective within 60 days following the closing of this offering as currently anticipated, Special Stock Dividends will accrue with respect to the outstanding shares of our Class A-1 common stock. Special Stock Dividends are non-cash dividends that are payable only in additional shares of Class A-1 common stock, resulting in dilution to the holders of our Class A common stock and Class B common stock which may be substantial. The holders of Class A-1 common stock will be given the benefit of any accrued Special Stock Dividends for purposes of (i) voting at any meeting of stockholders (for so long as shares of Class A-1 common stock remain issued and outstanding), (ii) the receipt of any dividends declared on our common stock (other

Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. In addition, the 16,100,000 shares of our Class A-1 Common Stock issued in the 144A Offering will automatically convert to Class A common stock on a one-for-one basis (i) immediately prior to the closing of this offering or any closing of the underwriters' option to purchase additional shares, as applicable, for any shares of Class A-1 common stock that are convertible into shares of Class A common stock that will be sold in this offering by certain of the 144A Investors and (ii) upon the effectiveness of a registration statement filed to permit resales of such shares for any shares of Class A-1 common stock outstanding after the closing of this offering. The 144A Investors are entitled to sell such shares 60 days following the closing of this offering. Additionally, we may in the future issue our previously authorized and unissued securities. We are authorized to issue 250 million shares of Class A common stock, 40 million shares of Class A-1 common stock, 150 million shares of Class B common stock and 50 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. The potential issuance of such additional shares of equity securities will result in the dilution of the ownership interests of the holders of our Class A common stock and may create downward pressure on the trading price, if any, of our Class A common stock. The registration rights of our Legacy Owners and the 144A Investors and the sales of substantial amounts of our Class A common stock following the effectiveness of the shelf registration statements for the benefit of our Legacy Owners or the 144A Investors, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline and impair our ability to raise capital. We also may grant additional registration rights in connection with any future issuance of our capital stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

Our stockholders, directors and executive officers have entered into lock-up agreements with respect to their equity securities of the Company. As restrictions on resale end, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC, at any time and without notice, may release all or any portion of the equity securities subject to the foregoing lock-up agreements entered into in connection with this offering. The 144A Investors have entered into lock-up agreements which expire 60 days from the closing of this offering. FBR, at any time and without notice, may release all or any portion of the equity securities subject to the foregoing lock-up agreements entered into in connection with the 144A Offering. If the restrictions under the lock-up agreements are waived, our Class A common stock will be available for sale into the market, which could reduce the market value for our Class A common stock. The lockup agreements entered into in connection with the 144A Offering contain an exception permitting us to issue shares of Class A common stock in connection with acquisitions in an amount up to 19.9 percent of the outstanding voting power at the time of such issuance, provided that the recipient executes a similar lockup agreement. The issuance of such shares of Class A common stock would ultimately be dilutive to the holders of shares of Class A common stock acquired in this offering.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, the share price for our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, the share price of our Class A common stock could decline.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.

Provisions contained in our certificate of incorporation and bylaws, in each case as amended and restated as of the date on which this offering is completed, could make it more difficult for a third party to acquire us after we have become a publicly traded company. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, our bylaws establish limitations on the removal of directors and on the ability of our stockholders to call special meetings and include advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings.

In addition, after we cease to be a controlled company, a classified board of directors will be established, so that only approximately one-third of our directors will be elected each year. See "Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law." These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreements, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. See "Risks Related to Our Internal Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements."

Legacy Owner Holdco controls a significant percentage of our voting power.

Legacy Owner Holdco beneficially owns 100% of our Class B common stock, and upon completion of this offering, the Class B common stock will represent approximately 55.5% of our outstanding voting capital stock. See "Organizational Structure" and "Summary—Organization." In addition, certain of our directors are currently employed by Crestview Partners, our private equity sponsor and the manager of funds that hold the largest equity interest in Legacy Owner Holdco. Other funds controlled by Crestview GP also owns a majority of our currently outstanding shares of our Class A common stock, representing an additional 5.5% of our outstanding voting capital. Collectively, these holders control approximately 61.0% of our voting shares after completion of this offering. Holders of Class A common stock and Class B common stock generally will vote together as a single class on all matters presented to our stockholders for their vote or approval. Consequently, Legacy Owner Holdco will have control over all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. So long as Legacy Owner Holdco continues to own a significant amount of our outstanding voting capital stock, even if such amount is less than 50%, it will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a transaction is in their own best interests.

In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.

If we elect to terminate the Tax Receivable Agreements early or they are terminated early due to our failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreements would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreements (determined by applying a discount rate of the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points); and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) the assumption that any SES Holdings LLC Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) certain loss or credit carryovers will be utilized in the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreements were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $218.2 million (calculated using a discount rate equal to the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $288.4 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if any tax benefits that have given rise to payments under the Tax Receivable Agreements are subsequently disallowed, except that excess payments made to the TRA Holders will be netted against payments that would otherwise be made to the TRA Holders, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

If SES Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and SES Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreements even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that SES Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of SES Holdings LLC Units pursuant to an Exchange Right (or our Call Right) or other transfers of SES Holdings LLC Units could cause SES Holdings to be treated as a publicly traded partnership.

Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of SES Holdings LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of SES Holdings and Legacy Owner Holdco, and the SES Holdings LLC Agreement, provides for limitations on the ability of unitholders of SES Holdings to transfer their SES Holdings LLC Units and will provide us, as managing member of SES Holdings, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of SES Holdings to exchange their SES Holdings LLC Units pursuant to an Exchange Right to the extent we believe it is necessary to ensure that SES Holdings will continue to be treated as a partnership for U.S. federal income tax purposes.

If SES Holdings were to become a publicly traded partnership, significant tax inefficiencies might result for us and for SES Holdings. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreements, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreements, even if the corresponding tax benefits (including any claimed increase in the tax basis of SES Holdings' assets) were subsequently determined to have been unavailable.

The sale or exchange of 50% or more of the capital and profits interests of SES Holdings during any twelve-month period will result in the termination of the SES Holdings partnership for U.S. federal income tax purposes, which could result in significant deferral of depreciation deductions allowable in computing our taxable income.

SES Holdings will be considered to have terminated its partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Among other consequences, the termination of SES Holdings for U.S. federal income tax purposes could result in a significant deferral of depreciation deductions allowable in computing SES Holdings' taxable income, including the taxable income of SES Holdings that is allocable to us. The termination of SES Holdings would not affect its classification as a partnership for U.S. federal income tax purposes, but it would result in its being treated as a new partnership for U.S. federal income tax purposes following the termination.

Legacy Owner Holdco and the Legacy Owners have interests that conflict with holders of shares of our Class A common stock.

Immediately following this offering, Legacy Owner Holdco will own approximately 55.5% of the outstanding SES Holdings LLC Units. Because it holds a portion of its ownership interest in our business in the form of direct ownership interests in SES Holdings rather than through us, Legacy Owner Holdco may have conflicting interests with holders of shares of Class A common stock. For example, Legacy Owner Holdco may have different tax positions from us, and decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may affect the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreements" and "Summary—Our Relationship with Crestview Partners."

The fact that Legacy Owner Holdco will have voting control over all matters that require the approval of our stockholders amplifies the potential risks to our company and our other stockholders relating to the conflicts of interest described above.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, assuming an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriters' discount and estimated offering expenses payable by us will be approximately $161.7 million. We intend to contribute all of the net proceeds received by us to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings intends to use the net proceeds in the following manner: (i) $34 million will be used to repay borrowings incurred under our credit facility to fund the cash portion of the purchase price of the Permian Acquisition; (ii) $10.7 million will be used for the cash settlement of outstanding phantom units at SES Holdings; (iii) approximately $5 million will be used for growth capital expenditures in the Bakken, including the expansion of the Bakken Pipeline systems; and (iv) the balance will be used for general corporate purposes, including other organic and acquisition growth opportunities.

Our credit facility matures on February 28, 2020. As of April 6, 2017, we had $34 million of drawn borrowings and $16.1 million of letters of credit outstanding under the credit facility, with a weighted average interest rate of 5.5%. The outstanding borrowings under our credit facility were incurred to fund the Permian Acquisition.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $10.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares by us, we would contribute the additional net proceeds received by us to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings intends to use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued by us, then we would decrease the amount of net proceeds contributed to SES Holdings and SES Holdings would reduce by a corresponding amount the net proceeds directed to general corporate purposes. Any reduction in net proceeds may cause us to need to borrow additional funds under our credit facilities to fund our operations, which would increase our interest expense and decrease our net income.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders in connection with the exercise of the underwriters' over-allotment option. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders in connection with the exercise of the underwriters' over-allotment option.

Affiliates of certain of the underwriters are lenders under our credit facility and, accordingly, such affiliates may receive a portion of the net proceeds from this offering. See "Underwriting."

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of December 31, 2016:

- on an actual basis;

- on an as adjusted basis to give effect to the Permian Acquisition and the transactions contemplated thereby; and

- on an as further adjusted basis to give effect to (i) this offering at an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) and (ii) the application of the net proceeds, after deducting the estimated underwriters' discount and estimated offering expenses payable by us, as set forth in "Use of Proceeds." You should refer to "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained in the F-pages to this prospectus in evaluating the material presented below.

	December 31, 2016		
	Actual	As Adjusted	As Further Adjusted
	(In thousands)		
Cash and cash equivalents	$ 40,041	$ 23,041	$140,047
Long-term debt, including current maturities:			
Credit Facility(1)	—	34,000	—
Total long-term debt	—	34,000	—
Equity:			
Class A-1 common stock, $0.01 par value; 40,000,000 shares authorized, 16,100,000 shares issued and outstanding (actual, as adjusted and as further adjusted)	161	161	161
Class A common stock, $0.01 par value; 250,000,000 shares authorized, 3,802,972 shares issued and outstanding (actual), 4,077,970 shares issued and outstanding (as adjusted) and 14,677,970 shares issued and outstanding (as further adjusted)	38	41	147
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 38,462,541 shares issued and outstanding (actual, as adjusted and as further adjusted)	385	385	385
Preferred Stock, $0.01 par value; 50,000,000 authorized and no shares issued and outstanding (actual and as adjusted)	—	—	—
Additional paid-in capital	113,175	116,081	221,403
Accumulated deficit	(1,043)	(1,043)	(5,776)
Total stockholders' equity	112,716	115,625	216,319
Noncontrolling interests	221,992	224,583	274,895
Total equity	334,708	340,208	491,214
Total capitalization	$334,708	$374,208	$491,214

(1) As of December 31, 2016, we had no drawn borrowings and $16.1 million of letters of credit outstanding under the credit facility. As of April 6, 2017, we had $34.0 million of drawn borrowings and $16.1 million of letters of credit outstanding under the credit facility.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2016 was approximately $334.7 million, or $5.73 per share of Class A common stock. Adjusted net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering (assuming that 100% of our Class A-1 common stock and 100% of our Class B common stock has been converted into shares of Class A common stock). After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our as further adjusted net tangible book value as of December 31, 2016 would have been approximately $491.2 million, or $7.09 per share. This represents an immediate increase in the net tangible book value of $1.29 per share to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the as further adjusted net tangible book value after this offering) to new investors purchasing shares in this offering of $9.41 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class A-1 common stock and 100% of our Class B common stock has been converted into shares of Class A common stock):

Initial public offering price per share		$16.50
Net tangible book value per share as of December 31, 2016	$5.73	
Net tangible book value per share (as adjusted)	5.80	
Increase per share attributable to new investors in this offering	1.29	
As further adjusted net tangible book value per share after giving effect to the Permian Acquisition and this offering		7.09
Dilution in adjusted net tangible book value per share to new investors in this offering(1)		$ 9.41

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(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in adjusted net tangible book value per share to new investors in this offering would equal $10.26 or $8.54, respectively.

The following table summarizes, on an as further adjusted basis as of December 31, 2016, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class A-1 common stock and 100% of our Class B common stock has been converted into shares of Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $16.50, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Existing shareholders (as adjusted)	58,640,511	84.7%	$ —	0.0%	$ —
New investors in this offering	10,600,000	15.3%	174,900	100.0%	16.50
Total	69,240,511	100.0%	$174,900	100.0%	$ 2.53

The data in the table excludes 3,511,976 shares of Class A common stock initially reserved for issuance under our equity incentive plan.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 12,190,000, or approximately 17.6% of the total number of shares of Class A common stock (assuming that 100% of our Class A-1 common stock and 100% of our Class B common stock has been converted into shares of Class A common stock).

automatically control and manage water transfer operations. These service offerings allow for more efficient, safer performance at an affordable cost for our customers, and we believe this is a competitive advantage in capturing and retaining business. We will continue to invest in technology in order to maintain our position as one of the leading water solutions providers, manage our costs of goods sold and improve gross margins.

Experienced Management Team with Significant Equity Ownership.   Our management team has an extensive track record in the oilfield services industry with an average of over 20 years of oilfield services experience. Our Chief Executive Officer, John Schmitz, has a decades-long history of founding and building successful oilfield service companies. The majority of our management team has worked together since SES Holdings' formation in July 2008. Further, our management team has significant equity ownership which aligns their incentives with the other equity owners of the business. Following this offering, management will own an approximate 17.1% economic interest in us. In addition, following this offering, funds controlled by Crestview GP and managed by Crestview Partners will own an approximate 28.9% economic interest in us. We believe we have benefited from Crestview Partners' investment in our business and expect to continue to benefit from their ongoing involvement in the business following this offering.

Financial Strength and Flexibility.   Following the closing of this offering, we expect to have a strong credit profile and approximately $201.3 million in total liquidity, including cash on hand and $83.9 million of availability under our credit facility. Our low leverage and sufficient available liquidity, will enable us to fund our business and selectively pursue accretive acquisitions and organic growth opportunities as they arise.

Strong Focus on Operational Safety and Environmental Stewardship.   We maintain a culture that prioritizes safety, the environment and our relationship with the communities in which we operate. We place a strong emphasis on the safe execution of our operations, including safety training for our employees and the development of a variety of safety programs designed to make us a market leader in safety standards. In addition, we work closely with federal, state and local governments and community organizations to help ensure that our operations comply with legal requirements and community standards. We believe that our customers will select their service providers based in part on the quality of their safety and compliance records, and therefore, we will continue to make significant investments to be a market leader in this area.

Our Business Strategies

Our primary objective is to provide superior returns to our stockholders as a leading provider of total water solutions to E&P companies operating in the major shale plays in the United States. We believe we will be able to achieve this objective by executing on the following strategies.

Capitalize on the Recovery in Activity in Unconventional Resource Plays.   Water is essential, and increasingly important, to the development and completion of oil and gas wells in the major shale plays that we serve in the United States. Due to our strategic positioning in what we believe to be core acreage in the shale plays, we believe we are well situated to benefit from the anticipated increase in drilling and completion activity as commodity prices rise from their recent lows. Furthermore, we believe the industry trends discussed below will drive growth in demand for total water solutions that will significantly outpace the growth in rig count. Horizontal drilling techniques in the regions we serve have continued to evolve, and operators have dramatically increased the amount of water and proppant used during the completion of horizontal wells. As market dynamics improve further, we expect to benefit from our market leading position and footprint and gain market share in the basins where we currently operate and expand our operations into emerging resource plays as they develop.

Build out or Acquire Water Infrastructure.   Our fixed pipeline assets are a key competitive advantage and allow us to deliver water efficiently and cost effectively. We are pursuing and evaluating several near-term opportunities to make additional investments in water infrastructure. On March 10, 2017, we completed the Permian Acquisition of the GRR Entities, which provide water and water-related services to E&P companies in the Permian Basin and own and have rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin. We are also currently developing a third system to provide water to Williams County and western Mountrail County in North Dakota to augment our already strong position with our two pipelines servicing McKenzie County. We have entered into, and depending on market conditions may continue to enter into, long-term contracts to support our Bakken development efforts. We have identified additional expansion opportunities for our other two existing pipeline systems, in the SCOOP area of Oklahoma and the Haynesville area. Beyond these prospects, we plan to invest opportunistically in organic growth to gain market share in our current areas of operations and selectively pursue acquisitions that will allow us to strengthen our footprint and market our total water solutions to our customers.

Strengthen and Expand Our Customer Relationships Through Pre-Frac Water Services.   We will continue to focus on being a market leader in pre-frac water services, expanding our market position to be a high value-add service provider, and offering our customers end-to-end water and related services associated with oil and gas drilling, completion and production activities. Looking forward, our broad service offering and focused expertise should allow us to expand our relationships with existing customers and attract new customers as demand for water and water solutions increases. Furthermore, we believe we can expand certain customer relationships that are currently limited to a single basin and become a preferred provider in multiple basins. In addition, for customers seeking to outsource field planning and logistical services, our engineered water solutions group designs, develops, operates and manages water solutions across the life cycle of a development plan.

Expand and Utilize Our Water Sources.   One of our key differentiators is our portfolio of water rights, which serves as a reliable, scalable and cost effective source of water for our customers. We will also seek to identify and secure additional water sources to meet the ongoing and future water needs of our customers. Our dedicated access to high volume water sources that can support long-term development plans should allow us to attract new customers and strengthen our existing customer relationships. In the future, we plan to utilize the relationships and expertise we have developed in the process of obtaining our current portfolio of water rights to further expand our water sources.

Continue to Invest in Technology and Personnel.   Satisfying the water-related service needs of an operator drilling or producing from a shale well is a highly complex and ever-changing process that requires significant technical expertise in diverse areas such as geology, engineering, environmental science and regulatory affairs. We have made significant investments in software, hardware and proprietary systems that have enabled us to develop technology and become one of the leading firms in the water solutions industry. In addition, we have built a strong team of experienced professionals holding advanced degrees to develop and execute new technologies as well as provide the technical knowledge to be a value-added partner to our customers. We plan to continue to invest in our personnel through personal, professional and job-specific training and to invest selectively in technologies that we believe will enhance the breadth and quality of our service offerings.

Maintain Financial Strength and Flexibility.   We will seek to maintain a conservative balance sheet, which allows us to better react to changes in commodity prices and related demand for our services, as well as overall market conditions. As of the closing of this offering, we expect to have no borrowings outstanding and $83.9 million available under our credit facility, which is scheduled to mature in 2020.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table shows the beneficial ownership of our capital stock by (a) 5% stockholders, (b) current directors, (c) named executive officers and (d) all executive officers and directors as a group, as of April 7, 2017, as adjusted to give effect to this offering. All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more stockholders, as the case may be. This table does not reflect information as to persons or entities who may become 5% stockholders as a result of purchasing shares of Class A common stock in this offering. Unless otherwise indicated in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Other than as specifically noted below, the mailing address for each executive officer and director is in care of Select Energy Services, Inc., 1820 North I-35, P.O. Box 1715, Gainesville, Texas 76241. The percentages of ownership are based on 14,677,970 shares of Class A common stock, 38,462,541 shares of Class B common stock and 16,100,000 shares of Class A-1 common stock to be outstanding as of the closing of this offering, assuming the underwriters do not exercise their option to purchase additional shares.

In the event that market conditions support the sale of more than the number of shares offered by this prospectus, the selling shareholders listed below may participate in any such increase in the number of shares offered.

Name of Beneficial Owner	Class A Common Stock		Class B Common Stock		Combined Voting Power(2)	
	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:						
Legacy Owner Holdco(1)(3)	—	—	38,462,541	100.0%	38,462,541	55.5%
Crestview Partners II GP, L.P.(4)	3,802,972	25.9%	38,462,541	100.0%	42,265,513	61.0%
Directors and Named Executive Officers:						
John Schmitz(5)	—	—	7,385,705	19.2%	7,385,705	10.7%
Gary Gillette	—	—	—	—	—	—
Cody Ortowski(6)	11,628	*	—	—	11,628	*
Robert Delaney	—	—	—	—	—	—
Adam Klein	—	—	—	—	—	—
Douglas J. Wall(6)	1,773	*	—	—	1,773	*
Richard A. Burnett(6)	—	—	—	—	—	—
All Executive Officers and Directors as a Group (9 persons)	13,401	*	7,385,705	19.2%	7,399,106	10.7%

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* Less than 1%.

(1) Subject to the terms of the SES Holdings LLC Agreement, Legacy Owner Holdco (or its members) (and its permitted transferees, including certain members of Legacy Owner Holdco, under the SES Holdings LLC Agreement) has the right to exchange all or a portion of its SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit (and corresponding share of Class B common stock) exchanged. The exchange of all of our outstanding shares of Class B common stock (along with the corresponding SES Holdings LLC Units) for shares of Class A common stock would result in the issuance of an additional 38,462,541 shares of Class A common stock. See "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement." Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon the exercise by Legacy Owner Holdco (or any transferee) of its Exchange Right. As a result,

with a spouse. Except as noted in this prospectus, none of the selling shareholders is a director, officer or employee of ours or an affiliate of such person.

	Shares Owned Before the Offering	Number of Shares to be Sold Upon Full Exercise of Underwriters' Option(1)	Shares Owned After the Offering	Percentage of Class Beneficially Owned	
				Before Offering	After Offering (Assuming Full Exercise of Underwriters' Option)(2)
Class A-1 Shareholders:					
Advenio Global Equity Fund LP(3)	5,000	1,267	3,733	*	*
Anchorage Capital Master Offshore, Ltd.(4)	500,000	126,668	373,332	3.1%	2.5%
Ardsley Partners(5)	85,000	21,533	63,467	*	*
Ashburton Investments SICAV— Global Energy Fund(6)	40,000	10,133	29,867	*	*
Berding, John B.(7)	35,000	8,867	26,133	*	*
Geosphere Capital Management, LLC(8)	300,000	76,001	223,999	1.9%	1.5%
Great American(9)	500,000	126,668	373,332	3.1%	2.5%
Hillcrest Acquisitions LLC(10)	6,000	1,520	4,480	*	*
Lammergeier Global Fund LP(11)	50,000	12,667	37,333	*	*
Luminus Energy Partners Master Fund, Ltd.(12)	2,000,000	506,672	1,493,328	12.4%	10.0%
Whipstock Co-Investment Fund II LP(13)	1,500,000	380,004	1,119,996	9.3%	7.6%
Total		1,272,000	3,749,000	31.2%	25.3%
Class A Shareholders:					
Crestview Partners II SES Investment B, LLC(14)	3,802,972	28,613	3,774,359	93.3%	23.2%
Total	3,802,972	28,613	3,774,359	93.3%	23.2%
Class B Shareholders:					
SES Legacy Holdings, LLC(15)	38,462,541	289,387	38,173,154	100.0%	100.0%
Total	38,462,541	289,387	38,173,154	100.0%	100.0%

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* Less than 1%.

(1) If the underwriters fully exercise their option to purchase additional shares, then the selling shareholders will sell the number of shares of common stock indicated. If the underwriters partially exercise their option to purchase additional shares, then the number of shares to be sold by selling shareholders will be allocated pro rata.

(2) Gives effect to the issuance and sale by us of 10,600,000 shares in the offering.

(3) AGE Genpar LLC is the general partner of Advenio Global Equity Fund LP and has appointed Advenio Capital Management LLC as the fund manager of Advenio Global Equity Fund LP. With shared control of each of AGE Genpar LLC and Advenio Capital Management LLC, Jeremy Brook and Nigel Hart may be deemed beneficial owners with shared voting and investment control over the shares held by Advenio Global Equity Fund LP. The mailing address of Advenio Global Equity Fund LP is 125 Mason Street, Greenwich, Connecticut 06830.

(4) Anchorage Advisors Management, L.L.C. is the sole managing member of Anchorage Capital Group L.L.C., the investment advisor of Anchorage Capital Master Offshore, Ltd, a Cayman Islands exempted company incorporated with limited liability. As the senior managing member of Anchorage Advisors Management, L.L.C. and the chief executive officer of Anchorage Capital Group, L.L.C., Kevin M. Ulrich may be deemed beneficial owner with voting and investment control over the shares held by such entities. Mr. Ulrich disclaims beneficial ownership with respect to such shares. The mailing address of Anchorage Capital Master Offshore, Ltd. is 610 Broadway, 6th Floor, New York, New York 10012.

(5) Represents shares held by Ardsley Partners Advanced Healthcare Fund, L.P.; Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P. Prior to this offering, these funds held 20,400 shares, 29,700 shares and 34,900 shares, respectively. Ardsley Advisory Partners, d/b/a Ardsley Partners, is the investment advisor for, and Ardsley Partners I is the general partner for, each of Ardsley Partners Advanced Healthcare Fund, L.P.; Ardsley Partners Fund II, L.P. and Ardsley Partners Institutional Fund, L.P. As the managing partner of Ardsley Advisory Partners and Ardsley Partners I, Philip J. Hempleman may be deemed beneficial owner with voting and investment control over the shares held by such entities. The mailing address of each of the selling shareholders is 262 Harbor Drive, 4th Floor, Stamford, Connecticut 06902.

(6) Ashburton (Jersey) Limited is the investment manager of Ashburton Investments SICAV—Global Energy Fund. The directors of Ashburton (Jersey) Limited, Peter Bourne, Nicholas Lee, Jonathan Schiessl, Nicholas Taylor and Anthony Wilshin, exercise shared voting and investment control over the shares held by Ashburton Investments SICAV—Global Energy Fund and may be deemed beneficial owners of such shares. Ashburton (Jersey) Limited and its directors expressly disclaim beneficial ownership of the shares held by Ashburton Investments SICAV—Global Energy Fund. The principal address for Ashburton (Jersey) Limited is 17 Hilary Street, St Helier, Jersey JE4 8SJ.

(7) Mr. Berding has sole voting and investment power of his shares. Mr. Berding's mailing address is 4705 Burley Hills Drive, Cincinnati, Ohio 45243.

(8) Geosphere Capital Management, LLC is a registered investment company under the Investment Company Act of 1940. As managing member of Geosphere Capital Management, LLC, Arvind Sanger may be deemed beneficial owner with voting and investment power over the shares held by the selling shareholder. The mailing address for Geosphere Capital Management, LLC is 747 Third Avenue, 26th Floor, New York, New York 10017.

(9) Represents shares held by Great American Insurance Company and Great American Life Insurance Company. Prior to this offering, these shareholders held 150,000 and 350,000 shares, respectively. Each of Great American Insurance Company and Great American Life Insurance Company is a majority-owned subsidiary of American Financial Group, Inc. (NYSE: AFG), a reporting company under the Exchange Act, and each is an affiliate of Great American Advisors, Inc., a broker-dealer registered under Section 15 of the Exchange Act. Each of Great American Insurance Company and Great American Life Insurance Company has represented to us that it purchased the shares it is offering in this prospectus in the ordinary course of business and that at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The board of directors of American Financial Group, Inc. consists of Carl H. Lindner, III, S. Craig Lindner, Kenneth C. Ambrecht, John B. Berding, Joseph E. Consolino, Virginia C. Drosos, James E. Evans, Terry S. Jacobs, Gregory G. Joseph, William W. Verity and John I. Von Lehman who exercise shared voting and investment control over the shares held by the each of the Great American entities. The mailing address for each of Great American Insurance Company and Great American Life Insurance Company is 301 East Fourth Street, Cincinnati, Ohio 45202.

(10) Avi Geller, as chief investment officer, and Shaul Kopelowitz, as sole member, may be deemed beneficial owners with shared voting and investment power over the shares held by Hillcrest Acquisitions LLC. The mailing address for Hillcrest Acquisitions LLC is 1 Hillcrest Center Drive, Suite 232, Spring Valley, New York 10977.

(11) LGF Genpar LLC is the general partner of, and Lammergeier Research LLC is the investment advisor to, Lammergeier Global Fund LP. As managing member of each of LGF Genpar LLC and Lammergeier Research LLC, Justin Scott may be deemed beneficial owner with voting and investment control over the shares held by Lammergeier Global Fund LP. The mailing address of Lammergeier Global Fund LP is 125 Mason Street, Greenwich, Connecticut 06830.

(12) Luminus Management, LLC is the investment advisor of Luminus Energy Partners Master Fund, Ltd. As director, Jonathan Barrett may be deemed beneficial owner with voting and investment control over the shares held by Luminus Energy Partners Master Fund, Ltd. The mailing address of Luminus Energy Partners Master Fund, Ltd. is 1700 Broadway, 38th Floor, New York, New York 10019.

(13) Perella Weinberg Partners Group LP is the parent company of TPH Energy Co-Investment Fund Management II LLC, the general partner of Whipstock Co-Investment Fund II LP. Whipstock Co-Investment Fund II LP is affiliated with Tudor, Pickering, Holt & Co. Securities, Inc.; Tudor, Pickering, Holt & Co. Advisors LP and Perella Weinberg Partners LP, each of which is a broker-dealer registered under Section 15 of the Exchange Act. Whipstock Co-Investment Fund II LP has represented to us that it purchased the shares it is offering in this prospectus in the ordinary course of business and that at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Dan Pickering, as chief investment officer, may be deemed beneficial owner with voting and investment control over the shares held by such entities. The mailing address of Whipstock Co-Investment Fund II LP is 1111 Bagby Street, Suite 4920, Houston, Texas 77002.

(14) Represents 3,802,972 Class A shares held directly by Crestview Partners II SES Investment B, LLC ("Crestview Holdings B"), for which Crestview GP may be deemed to be the beneficial owner. Crestview GP is the general partner of the investment funds which are members of Crestview Holdings B. Decisions by Crestview GP to vote or dispose of the interests held by Crestview Holdings B require the approval of a majority of the 10 members of its investment committee, which is composed of the following individuals: Barry S. Volpert, Thomas S. Murphy, Jr., Jeffrey A. Marcus, Robert J. Hurst, Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Quentin Chu, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of such interests. Each of the foregoing individuals disclaims beneficial ownership of all such interests. The address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(15) The board of managers of Legacy Owner Holdco has voting and dispositive power over the shares held by it. The board of managers of Legacy Owner Holdco consists of two representatives of Crestview Partners II SES Investments, LLC ("Crestview Holdings A"), Robert Delaney and Adam Klein, and our Chairman and Chief Executive Officer, John Schmitz. Of the shares beneficially owned by Legacy Owner Holdco, the following parties (and their affiliated entities) have the following percentage ownership interests in Legacy Owner Holdco: Crestview Holdings A (42.2%); John Schmitz (19.2%); Eric Mattson (2.4%); Cody Ortowski (2.9%) and Gary Gillette (0.1%). Our executive officers will not receive any proceeds from any sales by Legacy Owner Holdco in this offering. The mailing address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

In connection with the closing of the 144A Offering, we entered into two Tax Receivable Agreements with the TRA Holders. The first of such Tax Receivable Agreements, which we entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings LLC Units in connection with the 144A Offering or pursuant to the exercise of the Exchange Right or our Call Right and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under such Tax Receivable Agreement. The second of the Tax Receivable Agreements, which we entered into with certain of the Contributing Legacy Owners, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with the 144A Offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement. Under both Tax Receivable Agreements, we will retain the benefit of the remaining 15% of these cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units.

The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of SES Holdings, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon future events and significant assumptions, including the timing of the exchanges of SES Holdings LLC Units, the market price of our Class A common stock at the time of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange), the extent to which such exchanges are taxable transactions, the amount of the exchanging unitholder's tax basis in its SES Holdings Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of reorganization transactions entered into in connection with the 144A Offering, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreements were terminated immediately after this offering, the estimated termination payments, based on the assumptions discussed below (and assuming an initial offering price of $16.50 per share), would be approximately $218.2 million (calculated using a discount rate equal to the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $288.4 million). The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. For example, reductions in U.S. federal corporate income tax rates are currently being considered. If the U.S. federal corporate income tax rate was reduced to 25% and all other assumptions were held constant, the estimated termination payments would be approximately $152.1 million (calculated using a discount rate equal to lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $198.3).

A delay in the timing of exchanges of SES Holdings LLC Units, holding other assumptions constant, would generally be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP as the benefit of the additional depreciation and amortization deductions resulting from those exchanges would be delayed. Stock price increases or decreases at the time of each exchange of SES Holdings LLC Units would generally be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreements entered into with Legacy Owner Holdco and Crestview GP because such changes directly affect the amount of the increase in tax basis and thus the amount of tax benefits, resulting from the exchange. The amounts payable under the Tax Receivable Agreements are dependent upon us having sufficient future taxable income to utilize the tax benefits covered by the Tax Receivable Agreements. The foregoing amounts assume that we will have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements. If our future taxable income is significantly reduced, the expected payments under the Tax Receivable Agreements would be reduced to the extent such tax benefits do not result in a reduction of our future income tax liabilities. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreements exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements and/or (ii) distributions to us by SES Holdings are not sufficient to permit us to make payments under the Tax Receivable Agreements after we have paid our taxes and other obligations. Please read "Risk Factors—Risks Related to Our Internal Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements." The payments under the Tax Receivable Agreements will not be conditioned upon the continued ownership interest in either SES Holdings or us of any holder of rights under the Tax Receivable Agreements.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreements, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

The term of each Tax Receivable Agreement commenced upon the completion of the 144A Offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreements. In the event that the Tax Receivable Agreements are not terminated and that we have sufficient taxable income to utilize all of the tax benefits subject to the Tax Receivable Agreements, the payments due under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP are expected to commence in late 2020 and to continue for 20 years after the date of the last exchange of SES Holdings LLC Units, and the payments due under the Tax Receivable Agreement entered into with an affiliate of the Contributing Legacy Owners are expected to commence in late 2020 and to continue for five taxable years following the 144A Offering. If we elect to terminate the Tax Receivable

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering and assuming no exercise of the underwriters' option, our authorized capital stock will consist of 250,000,000 shares of Class A common stock, $0.01 par value per share, of which 14,677,790 will be issued and outstanding; 150,000,000 shares of Class B common stock, $0.01 par value per share, of which 38,462,541 will be issued and outstanding; 40,000,000 shares of Class A-1 common stock, $0.01 par value per share, of which 16,100,000 shares will be issued and outstanding; and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of our capital stock and certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of our Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A common stock, Class A-1 common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to (i) the selection by holders of our Class A-1 common stock of two new independent directors pursuant to terms of the Registration Rights Agreement, in which case the holders of our Class A-1 common stock shall vote independently and as a separate class without the holders of other classes of our common stock and (ii) the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A-1 common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law (clauses (i) and (ii) are collectively referred to as the "Special A-1 Voting Rights"). These voting rights of the Class A-1 common stock will terminate upon the conversion of the shares of Class A-1 common stock into shares of Class A common stock, which will occur when a resale shelf registration statement for their benefit is declared effective, which we expect to occur within 60 days of the closing of this offering.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, holders of shares of our Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have 14,677,790 shares of our Class A common stock outstanding. Of these shares, all of the 10,600,000 shares of Class A common stock to be sold in this offering (or 12,190,000 shares assuming the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act.

In addition, we issued 16,100,000 shares of Class A-1 common stock to qualified institutional buyers, accredited investors and certain foreign investors pursuant to the 144A Offering and 3,802,972 shares of Class A common stock to the Contributing Legacy Owners. The shares of Class A-1 common stock that are convertible into shares of Class A common stock that will be sold in this offering by certain of the 144A Investors will be automatically converted to Class A common stock on a one-for-one basis immediately prior to the closing of this offering or any closing of the underwriters' option to purchase additional shares, as applicable. All other shares of Class A-1 common stock will automatically convert into Class A common stock upon effectiveness of a shelf registration statement for the resale of such shares which we expect to occur within 60 days of the closing of this offering. The majority of the shares outstanding prior to this offering are subject to the resale limitations of the registration rights agreements as described below under "—Registration Rights." In addition, shares held by our directors and officers, Legacy Owner Holdco and the Contributing Legacy Owners are subject to the Lock-Up Agreements described below under "—Lock-Up Agreements." Because each of the securities outstanding prior to this offering were issued and sold in private placements, such shares are eligible for resale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 701, Regulation S or another exemption from registration under the Securities Act, which rules are summarized below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the SES Holdings LLC Agreement, Legacy Owner Holdco and its permitted transferees will have the right to exchange all or a portion of its SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the Cash Election Value of such Class A common stock) at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Legacy Owner Holdco holds 38,462,541 SES Holdings LLC Units, all of which (together with a corresponding number of shares of our Class B common stock) are exchangeable for 38,462,541 shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement." The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 described below. Upon the closing of the 144A Offering, we entered into a registration rights agreement with the Legacy Owners and the Contributing Legacy Owners that requires us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement for the Benefit of the Legacy Owners and the Contributing Legacy Owners."

As a result of the lock-up agreements and the registration rights agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, no shares of our Class A common stock (excluding the shares to be sold in this offering) will be available for sale in the public market shortly after this offering, assuming registration of such shares under the Securities Act or when permitted under Rule 144, Rule 701 Regulation S or another exemption from registration under the Securities Act are as follows:

- 42,540,511 shares subject to the lock-up agreements with FBR will not be eligible for sale for 180 days from the date of effectiveness of a shelf registration statement for the resale of the shares of Class A-1 common stock, which we expect to occur within 60 days of the closing of this offering, subject to certain exceptions.

- 47,636,513 shares subject to the lock-up agreements will not be eligible for sale for 180 days from the date of this prospectus, subject to certain exceptions.

- 16,100,000 shares subject to the Registration Rights Agreement will not be eligible for sale for at least 60 days following the closing of our initial public offering, if the owner of such shares elected not to participate in this offering.

Lock-Up Periods

In connection with the 144A Offering, we, all of our directors and officers, Legacy Owner Holdco and the Contributing Legacy Owners agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of effectiveness of a shelf registration statement for the resale of the shares of Class A-1 common stock, which we expect to occur within 60 days of the closing of this offering, subject to certain exceptions and extensions.

We, all of our directors and officers and any selling shareholders participating in this offering have agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions.

The holders of Class A-1 common stock purchased in the 144A Offering or issued as Special Stock Dividends (as defined in the Registration Rights Agreement) who do not elect to include their shares of Class A common stock into which the shares of Class A-1 common stock are convertible for resale in this offering have agreed not to sell or otherwise transfer or dispose of any common stock for a period of 60 days from the effective date of this registration statement, subject to certain exceptions and extensions.

Registration Rights

Registration Rights Agreement with FBR

In December 2016, in connection with the closing of the 144A Offering, we entered into a registration rights agreement between us and FBR Capital Markets & Co. Under this registration rights agreement, we agreed, at our expense, to file with the SEC, in no event later than April 30, 2017, a shelf registration statement registering for resale the 16,100,000 shares of our Class A-1 common stock sold in the 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 180 days after the initial filing of such registration statement. Pursuant to our amended and

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated
, the underwriters named below, for whom Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Credit Suisse Securities (USA) LLC	
FBR Capital Markets & Co.	
Wells Fargo Securities, LLC	
Merrill Lynch, Pierce, Fenner & Smith Incorporated	
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC	
Deutsche Bank Securities Inc.	
RBC Capital Markets, LLC	
Piper Jaffray & Co.	
Total	10,600,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholders have granted the underwriters a 30-day option to purchase up to 1,590,000 additional shares of our Class A common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock. We will not receive any proceeds from sales of shares by the selling shareholders in connection with the exercise of the underwriters' option.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representatives of the underwriters. The factors that were considered in these negotiations were:

- the history of, and prospects for, us and the industry in which we compete;

- our past and present financial performance;

- an assessment of our management;

- the present state of our development;

- the prospects for our future earnings;

- the prevailing conditions of the applicable United States securities market at the time of this offering; and

- market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us.

The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares of our Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses that we and the selling shareholders will pay:

| | Per Share | Total | |
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to selling shareholders	$	$	$

The expenses of this offering that are payable by us are estimated to be approximately $2.75 million (excluding underwriting discounts and commissions).

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

We have been approved to list our shares on the NYSE under the symbol "WTTR."

Crestview, Legacy Owner Holdco and each of our officers and directors have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements entered into in connection with this offering and described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from such lock-up agreements, Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC may consider, among other factors, the holder's reasons for requesting the release and the number of shares of Class A common stock or other securities for which the release is being requested.

Additionally, in connection with this offering, all of the holders of our Class A-1 common stock purchased in the 144A Offering have agreed with us, to the extent requested by us or the lead managing underwriter(s), not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 180 days, in the case of holders that are selling shareholders in this offering, and 60 days, in the case of holders who are not selling stock in this offering, in each case after the effective date of the registration statement of which this prospectus forms a part.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and New York Stock Exchange listing fee, the amounts set forth below are estimates. The selling shareholders will not bear any portion of such expenses.

SEC registration fee	$ 20,271
FINRA filing fee	17,972
NYSE listing fee	198,112
Accountants' fees and expenses	632,422
Legal fees and expenses	1,506,223
Printing and engraving expenses	175,000
Miscellaneous	200,000
Total	$2,750,000

Item 14.   Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.